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                           TRAMMELL CROW COMPANY
                             2001 ROSS AVENUE
                                SUITE 3400
                           DALLAS, TEXAS  75201


                                                                October 9, 1998


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


Re: Registration Statement on Form S-1 (Commission File No. 333-59387) of Trammell Crow Company


Ladies and Gentlemen:


     Pursuant to Rule 477 promulgated under the Securities Act of 1933, Trammell Crow Company (the "Company") respectfully requests the Securities and Exchange Commission's (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1, Commission File No. 333-59387 (the "Registration Statement"), and further requests that the Commission enter an order granting such withdrawal. No offers or sales of shares of common stock of the Company have been made pursuant to the Registration Statement. The Company no longer intends to pursue the public offering contemplated by the Registration Statement due to market conditions.


     Upon the grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal to the undersigned, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto" and be placed in the file for the Registration Statement.


     Please direct all inquires to Mr. J. Christopher Kirk of Vinson & Elkins L.L.P., counsel to the Company, at (214) 220-7897.


                                       Sincerely,


                                       TRAMMELL CROW COMPANY


                                       By:  /s/ Derek R. McClain
                                          -------------------------------------
                                            Derek R. McClain
                                            Executive Vice President


cc: George L. Lippe (Trammell Crow Company)
    Jeffrey E. Eldredge (Vinson & Elkins L.L.P.)
    J. Christopher Kirk (Vinson & Elkins L.L.P.)